March 25, 2014

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: H. Roger Schwall

Re:      J & J Snack Foods Corp.

Form 10-K for the Fiscal Year Ended September 28, 2013

Filed November 26, 2013

Definitive Proxy Statement on Schedule 14A

Filed January 2, 2014

File No. 0-14616

Dear Mr. Schwall:

This is in response to your letter dated March 18, 2014. Our responses are keyed to your comments:

General

1.

Your proxy statement filed on January 2, 2014 makes reference to your annual meeting of shareholders to be held on February 18, 2014. However, we note that you have not filed a current report on Form 8-K to provide the disclosure required by Item 5.07 of such form with respect to such meeting. We also note that it appears you did not disclose the results of your February 7, 2013 annual meeting until you filed your quarterly report for the period ended March 30, 2013 on April 29, 2013. Please advise. Refer to SEC Release No. 33-9089 (December 16, 2009).

Company Response:

      We filed a report on Form 8-K on March 19, 2014 to comply with this year’s requirement and will file a timely Form 8-K in future years.

2.	Please provide the disclosure required by Item 404(b) of Regulation S-K.

Company Response:

           We propose not to amend this year’s filing but would include the following disclosure (or adjusted if there are changes to any of the policies) in future filings. Please note that the disclosure related to Director Brown is also disclosed on page 6 of the proxy statement filed on January 2, 2014.

TRANSACTIONS WITH RELATED PERSONS

The Compensation Committee is required to approve the compensation payable to executive officers and directors and to family members of executive officers and directors. The Company’s Code of Business Conduct and Ethics applies to all officers, directors and employees of the Company. This code requires that if any director or executive officer or their family members or friends seek to provide goods or services to the Company or has or will have any transaction that is expected to exceed $120,000, they must notify the Company’s Chief Financial Officer, who reviews the proposed transaction and notifies the Nominating and Corporate Governance Committee for review and action as it sees fit.

The Charter of the Nominating and Corporate Governance Committee provides that the Committee shall review the material terms of the transaction including the approximate dollar amount, and the material facts and the related persons direct or indirect interest in, or relationship to, the transaction. In determining whether to approve or ratify a transaction, the Committee is directed to consider, among other factors it may deem appropriate, whether the transaction was or will be on terms no less favorable that those generally available to an unaffiliated third party under the same or similar circumstances. No director may participate in the discussion or approval of a transaction in which he or she, or a member of his or her immediate family, has a direct or indirect interest.

The Committee’s Charter provides that it is deemed to have approved any transaction, even if exceeding $120,000, in which a related person’s only interest is as a holder of the Company’s stock, and all holders received or will receive proportional benefits (such as the payment of regular quarterly dividends).

The directors and executive officers annually complete a proxy questionnaire in which they are asked to describe any transactions they or their immediate family have with the company in an amount that exceeds $120,000.

CERTAIN TRANSACTIONS

Robyn Shreiber, daughter of Gerald B. Shreiber, is Vice President, National Account Sales of J & J Snack Foods Sales Corp., a subsidiary of J & J. During fiscal 2013 she received $239,668 in total compensation. Frank Shreiber, brother of Gerald B. Shreiber, is Director of Purchasing. During fiscal 2013, he received $143,669 in total compensation. Director Brown's company, NFI Industries, provided transportation services to the Company totaling approximately $1,257,000 in 2013.

Please review our responses and contact me if you have any further questions or comments.

We acknowledge that the Company is responsible for the adequacy and accuracy of disclosures in our filings; that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dennis G. Moore
Dennis G. Moore
Senior Vice President, Chief Financial
Officer and Director
(Principal Financial Officer)
(Principal Accounting Officer)